UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2010

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors.  They include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; changes in the international market; the increase of the price of energy (mainly power) and the sometimes inadequate energy supply in the area where Fuwei  Films (Shandong) Co., Ltd. (“Fuwei Shandong”) is located, which may result in the increase of production cost, decrease of sales, and negatively influence the Company’s financial performance; uncertainty of various kinds of international barriers; uncertainty as to future profitability and its ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to the Company’s ability to successfully obtain financing and consequently continue the operation of the third BOPET production line, the construction of which has already commenced; uncertainty as to the Company’s ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; instability of power and energy supply; risks associated with possible defects and errors in its products; uncertainty as to its ability to protect and enforce its intellectual property rights; uncertainty as to its ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years and the potential impact resulting from the pending criminal litigation and related new developments to the major shareholders uncertainty in the adverse effect resulting from the pending shareholders class action suit filed in the United States District Court for the Southern District of New York.  The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

On May 28, 2010, the Company announced its unaudited consolidated financial results for the three months period ended March 31, 2010.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(amounts in thousands except share and per share value)
(Unaudited)

	March 31, 2010		December 31, 2009

	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	34,265	5,020	26,804
Restricted cash	9,891	1,449	12,541
Accounts and bills receivable, net	34,123	4,999	28,785
Inventories	46,993	6,885	45,039
Advance to suppliers	3,694	541	3,956
Prepayments and other receivables	911	134	957
Deferred tax assets - current	1,251	183	1,198
Total current assets	131,129	19,211	119,282

Plant, properties and equipment, net	310,362	45,468	318,600
Construction in progress	237,781	34,835	237,118
Lease prepayments, net	21,417	3,138	21,548
Advanced to suppliers - Long Term	2,041	299	2,367
Goodwill	10,276	1,505	10,276
Deposit	21,000	3,077	21,000
Deferred tax assets - non current	5,246	769	5,318

Total assets	739,252	108,302	735,509

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	143,179	20,976	153,179
Accounts payables	25,766	3,775	25,898
Advance from customers	15,683	2,298	12,608
Accrued expenses and other payables	7,530	1,103	6,981
Total current liabilities	192,158	28,152	198,666

Long-term loan	35,000	5,128	25,000

Total liabilities	227,158	33,280	223,666

Commitments and contingencies

Equity
Shareholders’ equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	1,952	13,323
Additional paid-in capital	311,907	45,695	311,907
Statutory reserve	29,338	4,298	29,338
Retained earnings	156,307	22,899	156,006
Cumulative translation adjustment	979	143	993
Total shareholders’ equity	511,854	74,987	511,567
Non-controlling interest	240	35	276
Total equity	512,094	75,022	511,843

Total liabilities and equity	739,252	108,302	735,509

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2010 AND 2009
(amounts in thousands except share and per share value)
(UNAUDITED)

	The Periods End March 31,
	2010		2009
	RMB	US$	RMB

Revenues, net	88,455	12,956	74,517
Cost of sales	(75,689)	(11,086)	(74,444)

Gross profit	12,767	1,870	73

Operating expenses
Distribution expenses	(3,396)	(497)	(4,897)
Administrative expenses	(7,529)	(1,103)	(11,462)
Total operating expenses	(10,925)	(1,600)	(16,359)

Operating income/(loss)	1,842	270	(16,286)

Other income/(expense)
- Interest income	14	2	101
- Interest expense	(1,618)	(237)	-
- Others income/(expense), net	44	6	(445)

Total other expense	(1,559)	(228)	(344)

Income/(loss) before income tax benefit/(expense)	283	41	(16,630)

Income tax benefit/(expense)	(19)	(3)	2,494

Net income/(loss)	264	39	(14,136)

Net income/(loss) attributable to noncontrolling interests	(36)	(5)	-

Net income/(loss) attributable to the Company	300	44	(14,136)

Other comprehensive income/(loss)
- Foreign currency translation adjustments	(14)	(2)	(11)

Comprehensive income/(loss)	286	42	(14,147)

Earnings/(loss) per share, Basic and diluted	0.02	0.003	(1.08)

Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2010 AND 2009
(amounts in thousands except share and per share value)
(UNAUDITED)

	Periods Ended March 31, 2010		Periods Ended March 31, 2009
	RMB	US$	RMB
Cash flow from operating activities
Net income/(loss)	264	39	(14,136)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
- Depreciation of property, plant and equipment	9,707	1,422	7,284
- Amortization of intangible assets	113	17	113
- Deferred income taxes	19	3	(2,493)
- Bad debt expense/	356	52	6,148
Changes in operating assets and liabilities
- Accounts receivable	(5,693)	(834)	9,534
- Inventories	(1,954)	(286)	(2,632)
- Advance to suppliers	262	38	4,033
- Prepaid expenses and other current assets	23	3	(5,579)
- Accounts payable	(130)	(19)	(44)
- Accrued expenses and other payables	(419)	(61)	(361)
- Advance from customers	3,075	450	9,086
- Tax payable	978	143	(1,445)

Net cash provided by operating activities	6,599	967	9,508

Cash flow from investing activities
Purchases of property, plant and equipment	(1,469)	(215)	(427)
Restricted cash related to trade finance	2,650	388	2,647
Advance to suppliers – non current	326	48	(305)
Addition to construction in progress	(663)	(97)	(2,205)

Net cash (used in)/provided by investing activities	844	124	(290)

Cash flow from financing activities
Principal payments of short-term bank loans	(10,000)	(1,465)	(12,264)
Proceeds from short-term bank loans	10,000	1,465	10,000

Net cash used in financing activities	-	-	(2,264)

Effect of foreign exchange rate changes	18	4	(13)

Net increase (decrease) in cash and cash equivalent	7,461	1,094	6,941

Cash and cash equivalent
At beginning of periods	26,804	3,926	15,823
At end of periods	34,265	5,020	22,764

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,045	299	1,777
Income tax paid	-	-	-

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 1 - BACKGROUND

Fuwei Films (Holdings) Co., Ltd. (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Group.

The Group was established by certain members of the former management team and employees (the “Group Founders”) of Shandong Neo-Luck Plastics Co., Ltd. (“Shandong Neo-Luck”), a company owned 59% by a PRC state-owned enterprise. Prior to filing for bankruptcy protection on September 24, 2004, Shandong Neo-Luck was engaged in the business of BOPET film production. Certain production-related assets of Shandong Neo-Luck, which had previously been mortgaged to the Bank of China, Weifang City branch (the “Mortgagee Bank”) as security for several loans extended to Shandong Neo-Luck’s affiliates, were acquired through public auction by Shandong Fuwei on October 9, 2003 for RMB156,000 as a result of the borrower’s default on various bank loans. Shandong Fuwei, established in the PRC on January 28, 2003 as a limited liability company, commenced its operations in July 2003. The principal activities of Shandong Fuwei are those relating to the design, production and distribution of plastic films. Shandong Neo-Luck was subsequently declared bankrupt by the Weifang Municipal People’s Court in the PRC on September 24, 2004.

Through its intermediate holding company, Fuwei (BVI), the Company acquired a 100% ownership interest in Shandong Fuwei on October 27, 2004 for a purchase price of RMB91,093. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) effective October 27, 2004. On December 25, 2004, Shandong Fuwei acquired additional production-related assets that were formerly owned by Shandong Neo-Luck for RMB119,280 through a public auction. Shandong Fuwei converted into a wholly-foreign owned enterprise in the PRC on January 5, 2005, with a registered capital of US$11,000 which increased to US$42,700 on December 31, 2006.

On April 23, 2009, Fuwei Films USA, LLC was set up in South Carolina and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd..  Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These consolidated financial statements for the period ended March 31, 2010 should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F. The results of the three month period ended March 31, 2010 are not necessarily indicative of the results to be expected for the full year ending December 31, 2010.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Group’s reporting currency is the Renminbi (“RMB”).

The Company and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Fuwei Films USA, LLC, the wholly owned subsidiary of the Company, has its records are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Exchange Rate Information

Foreign Currency - The Company’s principal country of operations is in the People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency (“Renminbi”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in reporting of assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange prevailing on that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as a separate component within shareholders’ equity. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit. The Company has restricted cash of RMB9,891 (US$1,449) and RMB12,541 (US$1,837) as of March 31, 2010 and December 31, 2009, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Group does not obtain collateral from customers.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. There are as follows:

Years

Buildings and improvements	25 - 30

Plant and equipment	10 - 15

Computer equipment	5

Furniture and fixtures	5

Motor vehicles	5

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

Construction in progress represented capital expenditure in respect of the new BOPET production line. No depreciation is provided in respect of construction in progress.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (DCF) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Impairment of Long-lived Assets

Long-lived assets, other than goodwill, including property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Group generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Group within 7 days and 30 days of receipt for sales to customers in the PRC and overseas, respectively. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Government Grants

Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income in the same period in which the related expenses are incurred.

Stock-Based Compensation

The Company accounts for stock based compensation in accordance with Statement No. 123R, Share-Based Payment (SFAS 123R) (ASC 718), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value.

Retirement and Other Post-retirement Benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to expense as and when the related employee service is provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for any product liability claims.

Recently Issued Accounting Standards

In June 2009, the FASB issued ASC 810 (previously SFAS No. 167) for determining whether to consolidate a variable interest entity. These amended standards eliminate a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary. These amended standards are effective for us beginning in the first quarter of fiscal year 2010. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued an amendment to the accounting standards related to certain revenue arrangements that include software elements. This standard clarifies the existing accounting guidance such that tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality, shall be excluded from the scope of the software revenue recognition accounting standards. Accordingly, sales of these products may fall within the scope of other revenue recognition standards or may now be within the scope of this standard and may require an allocation of the arrangement consideration for each element of the arrangement. This standard, for which the Company is currently assessing the impact, will become effective on January 1, 2011.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In January 2010, the FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard, is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements.

Reclassifications

Certain amounts in the 2009 financial statements may have been reclassified to conform to the 2010 presentation. These reclassifications had on effect on previously reported results of operations or retained earnings.

NOTE 3 - ACCOUNTS RECEIVABLES, NET

Accounts receivables at March 31, 2010 and December 31, 2009 consist of the following:

	March 31, 2010		December 31, 2009
	RMB	US$	RMB
	(Unaudited)
Accounts receivable	28,947	4,285	22,289
Less: Allowance for doubtful accounts	(2,614)	(425)	(2,259)
	26,332	3,860	20,030
Bills receivable	7,791	1,141	8,755

	34,123	4,999	28,785
Bill receivables are bank’s acceptance bills, which are guaranteed by bank.

NOTE 4 - INVENTORIES

Inventories at March 31, 2010 and December 31, 2009 consist of the following:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 4 - INVENTORIES (continued)

	March 31, 2010		December 31, 2009
	RMB	US$	RMB
	(Unaudited)
Raw materials	24,496	3,589	28,756
Work-in-progress	1,573	230	2,274
Finished goods	23,650	3,465	17,617
Consumables and spare parts	652	95	633
Inventory—impairment	(3,377)	(495)	(4,242)

	46,993	6,885	45,039

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	March 31, 2010		December 31, 2009
	RMB	US$	RMB
	(Unaudited)
Buildings	43,668	6,397	43,273
Plant and equipment	417,328	61,139	416,143
Computer equipment	1,558	228	1,421
Furniture and fixtures	5,929	869	5,929
Motor vehicles	1,655	242	1,739
	470,137	68,876	468,505
Less: accumulated depreciation	(159,775)	(23,407)	(149,905)
	310,362	45,468	318,600

Total depreciation for the three month periods ended March 31, 2010 and 2009 was RMB9,707 (US$1,422) and RMB7,284 (US$1,064), respectively. For the periods three months ended March 31, 2010 and 2009, depreciation expenses were RMB8,075 (US$1,183) and RMB6,852 (US$1,001), respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect of the BOPET production line. Construction in progress was RMB 237,781 (US$ 34,835) as of March 31, 2010, and RMB237,118 (US$34,732) as of December 31, 2009, respectively. Interest expense capitalized during the period ended March 31, 2010 and 2009 was RMB418(US$61) and RMB1,777(US$260) respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 7 - LEASE PREPAYMENTS

As of March 31, 2010 and December 31, 2009, lease prepayments, net of amortization were RMB 21,417(US$3,138) and RMB 21,548 (US$3,156), respectively.

Amortization of lease prepayments for the three-month period ended March 31, 2010 and 2009 were RMB113 (US$17) and RMB 113 (US$17), respectively.

Amortization expenses for the next five years after March 31, 2010 are as follows:

	RMB	US$
1 year after	454	66
2 year after	454	66
3 year after	454	66
4 year after	454	66
5 year after	454	66
Thereafter	19,147	2,803

NOTE 8 – DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion”(“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB 50,000. In order to grow, Joyinn plans to increase its registered capital by RMB 52,000 to a total of RMB 102,000, and plans to accept Shandong Fuwei as a new shareholder to invest and buy its shares.

According to the LOI, Shandong Fuwei deposited RMB 26,000 (half of the would-be added register capital of RMB 52,000), to Joyinn as the prepayment as of June 30, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB 5,000 and returned to the Company on June 18, 2008.

On June 30, 2009, Shandong Fuwei and the Pledger , the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 8 – DEPOSIT (continued)

On July 14, 2009, Shandong Fuwei and Joyinn “Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion” which extended the duration of former agreement to two (2) years that is,,the expiration date of the agreement extended to January 14, 2010. As of March 31, 2010, the total amount of the deposit was RMB 21,000 (US$3,076).

On May 23, 2010, the Pledger and Shandong Fuwei signed a second Supplementary Agreement to the Share Pledging Agreement which provides that the Pledging Agreement will stay effective till the share transfer documents and all stipulated processes are all completed.

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS

	Interest rate	March 31, 2010		December 31, 2009
Lender	per annum	RMB	US$	RMB
SHORT-TERM LOANS
Bank of Communications Co., Ltd.
- June 9, 2009 to June 8, 2010	5.84%	70,000	10,254	70,000
- June 9, 2009 to June 8, 2010	5.84%	70,000	10,254	70,000

Bank of Weifang
- January 13, 2009 to January 12, 2010	0.00%	-	-	10,000

Bank of China
- March 13, 2008 to March 13, 2009	5.45%	(80)	(12)	(80)
- June 4, 2009 to June 4, 2010	1.38%	3,259	477	3,259

LONG-TERM LOANS
Bank of Weifang
- December 2, 2008 to December 2, 2011	0.00%	5,000	732	5,000
- January 16, 2009 to January 12, 2012	0.00%	10,000	1,465	10,000
- January 13, 2010 to January 12, 2012	0.00%	10,000	1,465	-
Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	5.346%	10,000	1,465	10,000
		178,179	26,104	178,179

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS (continued)

Notes:

During the periods ended March 31, 2010 and the years ended December 31, 2009, the Company entered into several loan agreements with commercial banks with terms ranging from one year to eight years to finance its working capital, R&D investment, construction, and foreign trade. None of the loan agreements requires the Company to comply with financial covenants. The weighted average interest rate of short-term bank loans outstanding as of March 31, 2010 and December 31, 2009 was 5.64% per annum.

The principal amounts of the above short-term loans are repayable at the end of the loan period and are secured by property, plant and equipment, lease prepayments and bill receivable.

The Company obtained two short-term loans on June 9, 2009 for RMB 70,000 from Bank of Communications Co., Ltd., respectively, replaced the short-term loans of RMB 82,580 and RMB 60,000 matured on July 10, 2009 and July 23, 2009, respectively.   The annual interest rate is up by 10% based on the fixed benchmark interest rate 5.31% determined by the People’s Bank of China. As of March 31, 2009, the effective interest rate is 5.841%.

In addition, we entered into three interests free Loan Contracts with Bank of Weifang (which was used to be Weifang City Commercial Bank) for the amount of (i) RMB 10,000, effective January 16, 2009, with a maturity date of January 12, 2010. We renewed the loan to extend two years from Januray 13, 2010 to January 2012 after it expired on January 12, 2010;(ii) RMB 10, 000, effective January 16, 2009, with a maturity date of January 12, 2012, and (iii) RMB 5,000, effective December 2, 2008, with a maturity date of December 2, 2011. All the loans above are interest-free loans from the local government who entrust the Bank of Weifang to provide to enterprises which is called the industrial development fund loan administrated by the local government of Shandong Province, for the local high-and–new tech enterprises, with the purpose of enhancing their independent ability of innovation and technical research and development so as to support their development. RMB 25,000 (US$3,663) proceeded from this loan has been invested in the construction of the trial production line for the R&D center, the assets of which secure these loans.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS (continued)

On June 4, 2009, Shandong Fuwei entered into a one-year foreign currency loan agreement with Bank of China Weifang Branch for US$477 which is secured by a deposit of RMB 3,259 with an interest rate of 1.38375%, 0.2% down float by trading day’s LIBOR interest, in order to reduce the currency translation cost of Shandong Fuwei.

On November 20, 2009, we signed a long-term loan contracts of RMB10,000 with Weifang Dongfang State-owned Assets Management Co., Ltd., with eight-year loan term which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 per year with the remaining principal balance of RMB3,300 paid in 2017. The annual interest rate is 5.346% which is up by 10% compared with the fixed benchmark of 5-year interest rate announced by the People’s Bank of China. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's key projects.

Long-term bank loans maturity for the next three years after March 31, 2010 are as follows:

	RMB	US$
1 year after	-	-
2 year after	5,000	730
3 year after	20,000	2,930

NOTE 10 - INCOME TAX

The Company is registered in Cayman Islands and has operations primarily in two tax jurisdictions, the PRC and Cayman Islands.

The provision for income taxes from operations consists of the following for the three months periods ended March 31, 2010 and 2009:

	March 31, 2010		March 31, 2009
	RMB	US$	RMB
Cayman Islands Current Income Tax Expense (Benefit)	-	-	-

PRC Current Income Expense (Benefit)	-	-	-
Deferred Tax Expense (Benefit)	19	3	(2,494)

Total Provision for Income Tax	18	3	(2,494)

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 10 - INCOME TAX (continued)

The following is a reconciliation of the provision for income taxes at the respective income tax rate to the income reflected in the Statement of Operations:

	March 31, 2010	March 31, 2009
Tax expense (credit) – Cayman Islands	0%	0%
Foreign income tax – PRC	15%	15%
Exempt from income tax due to tax holidays	(0)%	(0)%
Tax expense at actual rate	15%	15%

Cayman Islands Tax

Under the current law of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

United States Tax

The Company’s subsidiary Fuwei Films USA LLC located in South Carolina, which was established during April 23, 2009, did not record any income tax expenses due to net losses during the periods ended March 31, 2010. The actual tax benefit differs from the expected tax benefit computed by applying the United States corporate tax rate of 39% to loss before income taxes as follows for the periods ended March 31, 2010:

	March 31, 2010	March 31, 2009
Expected tax benefit	34%	34%
State income taxes, net of federal benefit	5%	5%
Changes in valuation allowance	(39)%	(39)%
Total	-	-

The Company recorded an allowance of 100% for its net operating loss carry-forward due to the uncertainty of its realization.

PRC Tax

Pursuant to the acquisition by Fuwei (BVI), Shandong Fuwei became a wholly foreign-owned enterprise under the laws of the PRC on January 5, 2005. Accordingly, Shandong Fuwei is entitled to a new 2-year exemption and the 3-year 50% reduction for Foreign Enterprise Income Tax holiday whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempted from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. The tax holiday of Shandong Fuwei commenced in 2005. Shandong Fuwei was exempted from PRC income tax for the period from January 28, 2003 to December 31, 2006, and 50% reduction in tax rate for the year ended December 31, 2007.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 10 - INCOME TAX (continued)

The New Tax Law was adopted on March 16, 2007 in the PRC. Under the New Tax Law, which became effective on January 1, 2008, domestic enterprises and foreign-invested enterprises generally are subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. Shandong Fuwei was redesignated as a High-and-New Tech Enterprise in December 2008 and is enjoying the favorable income tax rate of 15% pursuant to the Enterprise Income Tax Law.

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate (the statutory tax rate of the Company’s principal subsidiary). For the periods ended March 31, 2010 and December 31, 2009, the Company’s effective tax rates were both at 15%, as a High-and-New Tech Enterprise located in the Development District of national level in China. The effective income tax rate for the three month period ended March 31, 2010 and 2009 were 15% and 15.0%, respectively.

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) as of March 31, 2010 and December 31, 2009 are presented below.

	March 31, 2010		December 31, 2009
	RMB	US$	RMB
Current
Accounts receivable	(299)	(44)	(353)
Other receivables	914	134	914
Inventory Impairment	636	93	636
	1251	183	1198

Non-current
Property, plant and equipment, principally due to differences in depreciation and capitalized interest	2,170	318	2134
Construction in progress, principally due to capitalized interest	98	14	161
Lease prepayments, principally due to differences in charges	(433)	(63)	(431)
Net operating loss carryforward	3,411	500	3454
	5,246	769	5318

Net deferred income tax assets	6,497	952	6516

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Shandong Fuwei will need to generate future taxable income of approximately RMB12,544 prior to 2031. Shandong Fuwei was under tax concession period for the period from January 28, 2003 to December 31, 2006. The profit before taxation for Shandong Fuwei for the years ended December 31, 2006, 2007 and 2008 was RMB69,933 (US$8,961), RMB51,941 (US$7,120) and RMB 21,1124 (US$ 3,082), respectively. Based upon the level of historical performance of Shandong Fuwei, management believes the deferred tax assets are realizable.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 10 - INCOME TAX (continued)

Effect of Adoption of FASB ASC 740, Income Taxes

In 2006, the Financial Accounting Standards Board (FASB) issued FIN 48 (ASC 740), which clarifies the application of SFAS 109 by defining a criterion that an individual income tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements and provides guidance on measurement, recognition, classification, accounting for interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the transition provisions, the Company adopted FIN 48, effective January 1, 2007.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the state. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current state officials.

Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of March 31, 2010 is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of March 31, 2010, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

NOTE 11- EARNINGS PER SHARE

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires the presentation of earnings per share (EPS) as Basic EPS and Diluted EPS.

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

The weighted average number of shares used to calculate EPS was 13,062,500 for the three months periods ended March 31, 2010 and 2009 respectively, and reflect only the shares outstanding for those periods.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 11- EARNINGS PER SHARE (continued)

The Company uses the treasury stock method to compute dilution related to outstanding stock options. Because the option price exceeded the market price for common stock at March 31, 2010, the options were anti-dilutive and were not included when computing diluted earning per share.

Basic and diluted earnings per share were RMB0.02 (US$0.003) for the three months periods ended March 31, 2010 and Basic and diluted net loss per share were RMB1.08 (US$0.16) for the three months periods ended March 31, 2009.

NOTE 12 - STOCK OPTION PLAN

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 12 - STOCK OPTION PLAN (continued)

Following is a summary of the stock option activity:

	Options outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, December 31, 2009	187,500	$10.35	$-
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding, March 31,2010	187,500	$10.35	$-

Following is a summary of the status of options outstanding at March 31, 2010:

Outstanding Options			Exercisable Options
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Exercise Price
$10.35	187,500	1.75	$10.35	187,500	$10.35

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Commitments

On March 2010, Fuwei Shandong had a meeting with Dornier discussing about the execution of the equipment contract in Shanghai.  Due to the fund shortage of Fuwei Shandong, Dornier terminated the contract with Fuwei Shandong and asked for compensation for interests, storage costs, equipment modification costs and other costs which aggregated to 4.2 million Euros.  Fuwei Shandong is working with the Dornier on the specific implementation of the contract.

Contingencies

DMT Arbitration

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 13- COMMITMENTS AND CONTINGENCIES (continued)

In 2006, Shandong Fuwei received correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the ICC International Court of Arbitration (the “ICC”) in which DMT sought monetary damages against Shandong Neo-Luck of approximately US $1,250 plus interest relating to a claim of partial non-payment for the DMT production line Shandong Fuwei acquired from Beijing Baorui in 2005. In early 2007, the ICC determined that despite arguments made to the ICC that Company should not be a party to the proceeding, the arbitration should proceed with Fuwei as the respondent pending adjudication of issues relating to jurisdiction and liability.

A hearing was held by the ICC in November 2007. Subsequent to the hearing, at the invitation of Weifang Neoluck (Group) Co., Ltd (“Neoluck Group”), the original majority shareholder of Shandong Neo-Luck, the Neoluck Group and DMT engaged in efforts to achieve a settlement of the pending arbitration on January 18, 2008. Shandong Fuwei joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues.

After several weeks of negotiations among the parties, in March 2008, the parties entered into two agreements, a Service and Technical Assistance Agreement (the “Service Agreement”), between DMT and Shandong Fuwei, and a Settlement Agreement (the “Settlement Agreement”) between DMT and the Neoluck Group. Under the Service Agreement, Shandong Fuwei would pay an amount of US$180 in two installments with respect to service and spare parts. The Company made its first payment in April 2008.  As of March 31, 2010, Shandong Fuwei has paid US$135 and still US$45 is left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900 in RMB by delivery of a bank draft to DMT. In late April, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMTin two installments. The Neoluck Group paid the first installment equal to US$ 450 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450 was to be paid in installments by the end of December 2008. As of March 31, 2010, Neoluck Group has paid US$ 320 and still has US$130 outstanding to DMT.

In the event the arbitration proceedings continue as a result of non-performance of the payment obligation, it is possible for the arbitral tribunal for the ICC International Court of Arbitration to rule in favor of DMT, which might result in a liability for Fuwei for the amount claimed plus interest. However, any possible liability regarding DMT’s claim should be reduced by the amount previously paid to DMT in connection with the above-described settlement. It should be noted further in such event that Fuwei might have sustainable claims for damages as against the Neoluck Group for its failure to perform its obligations under the Settlement Agreement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (continued)

Subsequent to year-end, on January 18, 2010 we were advised by the Secretary of The International Court of Arbitration of International Chamber of Commerce (ICC), the arbitration was withdrew due to DMT’s failure to pay the balance of the advance on costs.

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all purchasers of the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors, and shareholders violated the Securities Act of 1933.

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all purchasers of the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO on December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters, and certain of its executives violated Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 by misrepresenting or omitting material information regarding the Company and its business operations.

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors, and shareholders.  The Court appointed Ninyat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled, In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint (the "Amended Complaint") naming as defendants the Company, Xiaoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters (the “Underwriter Defendants”) — Maxim Group LLC, WR Hambrecht + Co., and Chardan Capital Markets, LLC.  The Amended Complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.  The Company, Messrs. He and Stulga, and the Underwriter Defendants were served with the Amended Complaint and, as described below, have moved to dismiss the claims asserted against them.

On November 3, 2008, Plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Wang, and Zhou were served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

By letter dated March 17, 2009, Plaintiffs apprised the Court of Fuwei’s March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou. , and requested that the Court take judicial notice of this press release in adjudicating the pending motions to dismiss.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (continued)

The Company and Messrs. He and Stulga filed a motion to dismiss the Amended Complaint in its entirety.   The Underwriter Defendants separately moved to dismiss the Amended Complaint. By the Court’s Memorandum and Order dated July 10, 2009, the motions to dismiss of the Company, Messrs. He and Stulga, and the Underwriter Defendants were granted in part and denied in part.

In ruling on the motion to dismiss, the Court was required to assume that the facts alleged by the plaintiffs are true and to draw all reasonable inferences in the plaintiffs’ favor.  Applying that standard, the Court dismissed plaintiffs’ claims to the extent they were based upon Fuwei’s alleged failure to disclose the DMT arbitration proceeding.  The Court also dismissed certain of plaintiffs’ claims to the extent they were brought on behalf of shareholders who did not purchase their shares directly in the IPO.

The Court sustained plaintiffs’ remaining claims.  However, the Court noted that defendants may be able to assert affirmative defenses provided by the federal securities laws in a motion for summary judgment, which could resolve the case before trial.

On September 9, 2009, the Company and Messrs. He and Stulga filed their answer to the Amended Complaint. On October 2, 2009, the Court entered a case management plan and scheduling order, which sets deadlines relating to pre-trial discovery, mediation, and dispositive motions. Discovery is proceeding.

The Company and Plaintiffs engaged in a mediation on March 26, 2010. The case was not settled at the mediation.

The Company’s management believes that the allegations are without merit. The Company intends to defend itself vigorously against the claims and has engaged a law firm in this regard. However, the Company's management is currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter.  As of March 31, 2010, the Company has not accrued any liability in connection with these litigations except for the defense expenses.

NOTE 14 - MAJOR CUSTOMERS AND VENDORS

There were no major customers which accounted over 10% of the total net revenue for the three months period ended March 31, 2010and 2009.

One vendor provided approximately 47.42% of the Company’s raw materials for the three months ended March 31, 2010. The Company had RMB1,543 (US$226) advance to the vendor as of March 31, 2010. Two vendors provided approximately 57.7% of the Company’s raw materials for the three months ended March 31, 2009 with each vendor individually accounting for about 45.2% and 12.5%, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

Results of operations for the three month period ended March 31, 2010 compared to March 31, 2009

With the recovery of Chinese economy, domestic demand began to gradually restore in the first quarter of 2010. In addition, the demand of high value-added specialty films and export of our products began to recover, particularly the increase in the sales prices. However, our operation results have not been significantly improved due to the competition in the domestic market. In 2009, we have taken actions, such as reducing the number of employees, reducing expenses and closing our office in Japan, in order to improve our profitability and as a result, we have seen a gradual positive effect on our operation. For example, our operation cost is lower than the same period of last year.  However, if the economy does not continue to improve, our operation may continue to face such decline. Currently, several countries have taken trade protection measures against Chinese manufacturing, which may continue to adversely affect our exports.

During 2009, based on the judgment in connection with the inventory fair value, an amount of RMB 4.2 million was classified as the inventory impairment and recorded as a component of cost of goods sold for the period ended of December 31, 2009, and RMB 0.3 million recorded as the provision for doubtful debts for the account receivables by the Company.

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three Month Period Ended March 31, 2010	Three Month Period Ended March 31, 2009
	(as % of Revenue)
Gross profit	14.4	0.1
Operating expenses	(12.4)	(22.0)
Operating income/(loss)	2.1	(21.9)
Other income/(expense)	(1.8)	(0.5)
Income tax benefit/(expense)	0.0	3.4
Net income/(loss)	0.3	(19.0)

Revenue

The Company’s revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the three months period ended March 31, 2010 were RMB 88.5 million (US$13.0 million), compared to RMB 74.5 million (US$10.9 million) during the same period in 2009, representing a 18.7% increase.  The increase is mainly due to the increase of sales price.

The sales of specialty films during the three month period ended March 31, 2010 were RMB 8.5 million (US$ 1.3 million), an increase of 105.7%, compared to the same period last year. The increase was largely attributable to the increase of sales volume and sales price.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three Month Period Ended March 31, 2010		% of Total	Three Month Period Ended March 31, 2009	% of Total
	RMB	US$		RMB
Printing film	9,286	1,360	10.5%	7,128	9.6%
Stamping film	57,683	8,451	65.2%	31,188	41.9%
Metallization film	7,705	1,129	8.7%	12,273	16.5%
Special film	8,532	1,250	9.6%	4,148	5.6%
Base film for other application	5,250	769	5.9%	19,780	26.5%

	88,455	12,959	100.0%	74,517	100.0%

Overseas sales during the three month ended March 31, 2010 were RMB 11.3 million (US$1.7 million), which accounted for 12.8 % of our total net revenues, as compared with RMB 10.5 million (US$1.5 million) and 14.1% in the same period in 2009. The increase in export sales was mainly due to the increase of sales volume and sales prices.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three Month Period Ended March 31, 2010			Three Month Period Ended March 31, 2009
	RMB	US$	% of Total	RMB	% of Total
Sales in China	77,125	11,299	87.2%	64,034	85.9%
Sales in other countries	11,331	1,660	12.8%	10,483	14.1%

	88,455	12,959	100.0%	74,517	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three Month Period Ended March 31, 2010	Three Month Period Ended March 31, 2009
	% of total	% of total
Materials costs	76.5	71.4
Factory overhead	11.3	11.6
Power	7.9	11.5
Packaging materials	3.0	3.3
Direct labor	1.3	2.2

Cost of goods sold during the first three months of 2010 totaled RMB 75.7 million (US$11.1 million) as compared to RMB 74.4 million (US$10.9 million) for the same period in the prior year. This was 1.7% higher than the same period in 2009, mainly due to the increase in the price of the raw materials in the first three months of 2010 compared to the same period in 2009.

Gross Profit

Our gross profit was RMB 12.8 million (US$1.9 million) for the first three months of 2010, representing a gross margin of 14.4%, as compared to a gross profit of 0.1% from the same period in 2009, an increase of 14.3%. This was mainly due to the increase in average sales price of our products during the first three months of 2010 compared with the same period in 2009.

Operating expenses

Operating expenses for the three months ended March 31, 2010 were RMB10.9 million (US$1.6 million), as compared to RMB16.4 million (US$2.4 million) or 33.2% lower than the same period in 2009. This decrease was mainly due to decreased delivery costs and decreased allowances for doubtful account receivable and other receivables.

Other Income /(Expense)

Other expense for the three months ended March 31, 2010 was RMB 1.6 million (US$ 0.2 million), mainly included interest expense RMB 1.6 million (US$0.2 million) during the first three months of 2010.

Income Tax Benefit/(expense)

During the first three months of 2010, the Company recorded an income tax expense of RMB 19,000 (US$ 3,000) compared to the tax benefit RMB 2.5 million (US$ 0.3 million) during the same period in 2009. This change was due to decreased deferred income tax benefit from bad debt allowances and net loss carryforward.

Net Income/(Loss)

Net income during the first three months of 2010 was RMB 0.3 million (US$ 0.04 million) compared to net loss of RMB 14.1 million (US$2.1 million) during the same period in 2009, representing an increase of RMB14.4 million from the same period in 2009. The increase of net income was mainly due to the increase in gross margin and decrease of the operating expenses.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

From 2009 to the first three months of 2010, our capital expenditures have been primarily financed through short-term borrowings from financial institutions. The interest rates of short-term borrowings from financial institutions during the periods from first quarter of 2009 to the first quarter of 2010 ranged from 0% to 8.22%.

We obtained two short-term loans on June 9, 2009 for RMB 70,000, respectively.  The maturity dates for both loans is on June 8, 2010.  The annual interest rate is up by 10% compared with the fixed benchmark interest rate announced by the People’s Bank of China. As of March 31, 2010, the interest rate in effect is 5.841%.

We entered into three interests free Loan Contracts with Bank of Weifang (which was used to be Weifang City Commercial Bank) for the amount of (i) RMB 10,000, effective January 16, 2009, with a maturity date of January 12, 2010. We renewed the loan to extend two years from Januray 13, 2010 to January 12, 2012 after it expired on January 12, 2010; (ii) RMB 10, 000, effective January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB 5,000, effective December 2, 2008, with a maturity date of December 2, 2011.

On June 4, 2009, Shandong Fuwei entered into a one-year foreign currency loan agreement with Bank of China Weifang Branch for US$477 which is secured by a deposit of RMB 3,259 with an interest rate of 1.38375%, 0.2% down float by trading day’s LIBOR interest, in order to reduce the currency translation cost of Shandong Fuwei.

On November 20, 2009, we signed a long-term loan contracts of RMB10,000 with Weifang Dongfang State-owned Assets Management Co., Ltd., with eight-year loan term which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3,350 per year with the remaining principal balance of RMB3,300 paid in 2017. The annual interest rate is 5.346% which is up by 10% compared with the fixed benchmark of 5-year interest rate announced by the People’s Bank of China. The loan is guaranteed by Shandong Deqin Investment & Guarantee Co., Ltd. and is used for our key projects.

We believe that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

Operating Activities

Net cash flows provided by operating activities for the three months ended March 31, 2010, was RMB6.6 million (US$ 1.0 million) compared to net cash flows used by operating activities of RMB 9.5 million (U$S1.3 million) for the three months ended March 31, 2009, which is an decrease of RMB2.6 million (US$0.4 million). This decrease in cash flows from operating activities was attributable primarily to the increase of accounts receivable and inventories.

Working Capital

As of March 31, 2010 and December 31, 2009, we had negative working capital of RMB 61.0 million (US$8.9 million) and RMB 79.4 million (US$11.6 million), respectively. Although we have material negative working capital, the short-term current liability is mainly due to the short-term bank loans, which amounted to RMB143.2 million (US$21.0 million).  We have entered into negotiations with our lenders to extend the maturity date of these loans.

We anticipate that we will have adequate working capital in the foreseeable future. However, we may wish to borrow additional capital or sell our common stock to realize additional funds in order to expand and grow our operations.

Contractual Obligations

The following table is a summary of the Company's contractual obligations as of March 31, 2010 (in thousands RMB):

	Payments due by period
		Less than 1	1-3	3-5	More than 5
Contractual obligations	Total	year	Years	Years	years

Rental obligations	346	346
Purchase obligations	149,340	149,340

Total	149,776	149,776

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 28, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name:	Xiaoan He
Title:	Chairman, Chief Executive Officer

Dated: May 28, 2010